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                                                                 Exhibit (a)(16)
                                                                 ---------------

Contact:  Peter Dalpe/UTC               FOR IMMEDIATE RELEASE
          (860) 728-7912                http://www.utc.com



       United Technologies Corp. Announces Clearance of Tender Offer for
           International Comfort Products Corp. by Canadian Regulator


     HARTFORD, Conn., August 6, 1999 -- United Technologies Corp. (NYSE: UTX) and Titan Acquisitions, Ltd., a wholly-owned subsidiary of UTC, today announced that they have received approval under the Investment Canada Act from the Canadian Minister of Industry to complete their acquisition of all outstanding ordinary shares of International Comfort Products Corp. (AMEX/TSE: ICP) pursuant to their outstanding cash tender offer for all such shares at a price of US$11.75 per share.

     As previously announced, UTC's tender offer for the outstanding ordinary shares of ICP will expire at 12:00 midnight, Toronto time, on Monday, August 9, 1999, unless extended. The information agent for the tender is Georgeson & Co. Inc and the dealer-manager in the United States is Salomon Smith Barney.

     United Technologies Corp., based in Hartford, Conn., provides a broad range of high technology products and support services to the building systems and aerospace industries.

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